UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Medicines Company
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

584688105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road, 3rd Floor Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 584688105	Page 2 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584688105	Page 3 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 584688105	Page 4 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584688105	Page 5 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Catapult Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584688105	Page 6 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Hawkeye Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 584688105	Page 7 of 10 Pages
SCHEDULE 13D
1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Athena Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 584688105	Page 8 of 10 Pages
SCHEDULE 13D
Introductory Statement.
This statement constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by The Medicines Company (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 30, 2019 (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
On November 23, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Novartis AG (“Parent”) and Medusa Merger Corporation (“Merger Sub”), an indirect wholly-owned subsidiary of Parent.  Pursuant to the Merger Agreement, Merger Sub commenced a tender offer (the “Offer”) to acquire all of the outstanding Shares at a price per Share of $85.00 in cash (the “Offer Price”).  The Sarissa Funds tendered all of the Shares owned thereby in the Offer, which expired at the end of day at midnight on January 3, 2020.  On January 4, 2020, Merger Sub accepted for payment all Shares validly tendered and not withdrawn and will promptly pay for such Shares.  On January 6, 2020, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and as an indirect, wholly-owned subsidiary of Parent.   The closing of the Merger constituted a “Share Exchange Event” under the Indenture governing the 3.50% Convertible Senior Notes of the Issuer due 2024 (the “Notes”) held by the Sarissa Funds.  Upon the closing of the Merger, the right to convert the Notes into Shares was changed to the right to convert the Notes into the cash amount that a holder of a number of Shares equal to the applicable “Conversion Rate” for the Notes (as increased due to the occurrence of a “Make Whole Fundamental Change” under the Indenture governing the Notes) immediately prior to the Merger would have been entitled to receive based on the Offer Price.  The Sarissa intend to convert all of the Notes held thereby into cash in accordance with the terms of the Indenture governing the Notes.

Accordingly, upon the closing of the Offer and after giving effect to the conversion of the Notes by the Sarissa Funds as described above, the Reporting Persons will no longer beneficially own any Shares.  The aggregate proceeds payable to the Reporting Persons in connection with the Merger for the Shares and the Notes held by the Reporting Persons was US$431,629,150 (excluding the amount payable to the Reporting Persons in respect of the make whole adjustment).

CUSIP No. 584688105	Page 9 of 10 Pages
SCHEDULE 13D
Item 5.   Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Initial Schedule 13D are hereby amended and restated in their entirety as set forth below, and the Initial Schedule 13D is hereby further amended by adding Item 5(e) thereof, which shall read as set forth below:
(a) and (b) As a result of the transactions described in Item 4 of this Amendment No. 1, upon the expiration of the Offer and the acceptance of the Shares for payment, which occurred on January 4, 2020, and after giving effect to the conversion of the Notes to cash as described in Item 4 of this Amendment No. 1, none of the Reporting Persons beneficially own any Shares.
 (c)  Except for the transactions described in Item 4 of this Amendment No. 1, no transaction in the Shares was effected during the past sixty (60) days by any of the Reporting Persons.
(e)  As a result of the transactions described in Item 4 of this Amendment No. 1, upon the expiration of the Offer and the acceptance of the Shares for payment, which occurred on January 4, 2020, and after giving effect to the conversion of the Notes to cash as described in Item 4 of this Amendment No. 1, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

CUSIP No. 584688105	Page 10 of 10 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2020

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Senior Partner, General Counsel

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Authorized Person

SARISSA CAPITAL CATAPULT FUND LLC
By: Sarissa Capital Management LP, its managing member

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Senior Partner, General Counsel

SARISSA CAPITAL HAWKEYE FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo Name: Mark DiPaolo Title: Authorized Person

SARISSA CAPITAL ATHENA FUND LTD

By:	/s/ Alexander J. Denner, Ph.D Name: Alexander J. Denner, Ph.D. Title: Director

/s/Alexander J. Denner________________________
Alexander J. Denner